October 1, 2018

Albert Neupaver
Executive Chairman
Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

       Re: Westinghouse Air Brake Technologies Corporation
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed September 17, 2018
           File No. 033-90866

Dear Mr. Neupaver:

       We have reviewed your revised preliminary proxy statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless otherwise noted, references to our prior comments refer to comments in our letter dated
September 4, 2018.

Schedule 14A Filed September 17, 2018

Cash Flows
Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017 Operating Activities, page 163

1. Please clarify the analysis in regard to how the factors disclosed directly affect cash regarding the variance in net cash flows of operating activities. References to results of operations, which are prepared on the accrual basis of accounting, noncash items (e.g., deferred income taxes) and working capital items may not provide a sufficient basis for an investor to fully understand how cash was actually impacted by operating activities. The disclosure should address the drivers underlying each factor cited. Refer to the guidance
 Albert Neupaver
FirstName LastNameAlbert Neupaver Corporation
Westinghouse Air Brake Technologies
Comapany 2018
October 1, NameWestinghouse Air Brake Technologies Corporation
October 1, 2018 Page 2
Page 2
FirstName LastName
         previously cited for further information. Make conforming changes to the fiscal year end operating cash flow analysis, as appropriate.
Unaudited Pro Forma Condensed Combined Financial Statements, page 171

2. Please clarify how the amounts presented for notes 7(d) and 7(k) in the pro forma condensed combined statements of income for the six months ended June 30, 2018 are consistent with the amounts within these notes on pages 178 and 179, respectively.
3. Refer to the pro forma condensed combined balance sheet as of June 30, 2018. It appears from the description of note 7(h) on page 178 this note should be associated with the
         "deferred income taxes" line within "other assets" rather than "other noncurrent assets,"
         and the amount of $64.4 should be in the "pro forma adjustments" column rather than the
         "reclassification adjustment" column. This revised presentation appears to be consistent with the presentation stated in this note for the "deferred income taxes" line within
         "liabilities." Please revise or advise.
4. In the notes to pro forma statements, please clarify how notes 7(b), 7(c) and 7(g) support the amount of $(127.2) in the "pro forma adjustments" column for "cash and cash equivalents."
5. In the notes to pro forma statements, please clarify how notes 7(c) and 7(g) support the amount of $2,810.7 in the "pro forma adjustments" column for "long-term debt."
6. For note 7(d) on page 178, please quantify the amount of this adjustment for the year ended December 31, 2017 attributed to each of "cost of goods sold" and "cost of services sold" to which it relates in order to discern the amounts attributed to note 7(a) for these line items.
7. For note 7(i) on page 178, please quantify the amount of this adjustment attributed to each of current "other accrued liabilities" and "other long term liabilities" to which it relates in order to discern the amounts attributed to note 7(a) for these line items.
8. For note 7(m) on page 179, please quantify the amount attributed to "additional paid in capital" in order to discern the amount attributed to note 7(a) for this line item.
Notes To Combined Financial Statements
Note 3. Revenue Related To Contracts With Customers
Manner In Which Contract Modifications Are Treated, page F-21

9. It is disclosed on page F-21 that contract modifications that significantly change the scope and/or price of contracts are accounted for prospectively. Please explain to us how this treatment complies with the guidance on contract modifications in ASC 606-10-25-10 through 13 and ASC 606-10-32-45.
 Albert Neupaver
Westinghouse Air Brake Technologies Corporation
October 1, 2018
Page 3
Note 13. Income Taxes, page F-29

10. We note your response to prior comment 26. Please consider disclosing information consistent with your response, as this appears it may be material to shareholders'
      understanding of the business to be acquired. Since the business to be acquired appears to continue to have foreign operations, please discuss within the filing the reorganization of foreign operations and its anticipated impact on future operations.
Note 19. Segment Information And Major Customers, page F-36

11. The measure "operating income" is referred to on pages F-37 and F-60 but it is not presented in the statement of earnings. Please explain what operating income consists of.
12. Operating income is also referred to on pages F-21 and F-52. Please tell us and disclose as appropriate if this measure on these pages is consistent with "operating income"
      referred to in the segment note. If not, please disclose what operating income on these pages consists of and revise the label of either the measure on these pages or in the segment note to prevent confusion to shareholders. Additionally, please consider Item
      10(e)(1)(ii)(E) of Regulation S-K in labeling this measure on these pages and in the segment note.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or John Dana Brown at (202) 551-3859 with any other questions.



                                                           Sincerely,
FirstName LastNameAlbert Neupaver
                                                    Division of Corporation
Finance
Comapany NameWestinghouse Air Brake Technologies Corporation
                                                    Office of Transportation
and Leisure
October 1, 2018 Page 3
cc:       Peter E. Devlin, Esq.
FirstName LastName